Filed by Lockheed Martin Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Lockheed Martin Corporation

(Commission File No. 001-11437)

The following is a transcript of an investor conference call hosted by Lockheed Martin Corporation on January 26, 2016.

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JANUARY 26, 2016 / 04:00PM GMT, LMT - Q4 2015 Lockheed Martin Corp Earnings Call

CORPORATE PARTICIPANTS

Jerry Kircher Lockheed Martin Corporation - VP, IR

Marillyn Hewson Lockheed Martin Corporation - Chairman, President & CEO

Bruce Tanner Lockheed Martin Corporation - EVP & CFO

CONFERENCE CALL PARTICIPANTS

Rob Stallard RBC Capital Markets - Analyst

Howard Rubel Jefferies - Analyst

Hunter Keay Wolfe Research - Analyst

Rich Safran Buckingham Research Group - Analyst

Cai von Rumohr Cowen and Company - Analyst

George Shapiro Shapiro Research - Analyst

Seth Seifman JPMorgan - Analyst

Peter Arment Sterne, Agee & Leach - Analyst

Rob Springarn Credit Suisse - Analyst

Myles Walton Deutsche Bank - Analyst

Ron Epstein BofA Merrill Lynch - Analyst

Sam Pearlstein Wells Fargo Securities - Analyst

Joe DeNardi Stifel Nicolaus - Analyst

PRESENTATION

Operator

Good day and welcome, everyone, to the Lockheed Martin fourth-quarter and full-year 2015 earnings results conference call. Today’s call is being recorded.

At this time for opening remarks and introductions I would like to turn the call over to Mr. Jerry Kircher, Vice President of Investor Relations. Please go ahead, sir.

Jerry Kircher - Lockheed Martin Corporation - VP, IR

Thank you, Karen, and good morning, everyone. I would like to welcome you to our fourth-quarter 2013 earnings conference call. Joining me today on the call are Marillyn Hewson, our Chairman, President, and Chief Executive Officer; and Bruce Tanner, our Executive Vice President and Chief Financial Officer.

Statements made in today’s call that are not historical fact are considered forward-looking statements and are made pursuant to the Safe Harbor provisions of federal securities law. Actual results may differ. Please see today’s press release and our SEC filings for a description of some of the factors that may cause actual results to vary materially from anticipated results.

We have posted charts on our website today that we plan to address during the call to supplement our comments. Please access our website at www.lockheedmartin.com and click on the investor relations link to view and follow the charts.

With that, I’d like to turn the call over to Marillyn.

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JANUARY 26, 2016 / 04:00PM GMT, LMT - Q4 2015 Lockheed Martin Corp Earnings Call

Marillyn Hewson - Lockheed Martin Corporation - Chairman, President & CEO

Thanks, Jerry. Good morning, everyone, and thank you for joining us on the call. As today’s release illustrates, we completed another quarter of solid operational accomplishments, while exceeding all of our full-year financial goals, and I couldn’t be more proud of our team. They remain focused on mission success for our customers and financial results for stockholders, while also supporting extensive portfolio reshaping actions.

We have a number of significant events to discuss today. In addition to reviewing our financial and operational results, I want to provide an update on the FY16 DOD budget and a discussion of two completed strategic actions, the closure of our acquisition of Sikorsky Aircraft and our decision to separate and combine our information systems and global solutions business with Leidos in a Reverse Morris Trust transaction.

Financially, 2015 was an exceptional year with achievement of multiple new high-water marks for the corporation. I was especially pleased to see the broad-based domestic and international customer support for our portfolio of products. This support resulted in our achieving a record level of backlog of nearly $100 billion.

Excluding the acquired Sikorsky backlog, the rest of our portfolio achieved $84 billion, significantly surpassing the $80 billion goal we outlined at the beginning of 2015. Our backlog has us positioned to deliver expanding sales levels and financial results as we move forward in 2016 and beyond.

A second area where we achieved another high-water mark was the generation of over $5 billion in cash from operations, achieving a record annual level for the corporation in this critically important area. This cash flow is only achieved through the daily efforts and focus of our team in executing on contracts for our customers.

The robust cash generation also enabled us to expand our cash returned to stockholders to a record annual level of $5 billion achieved through our industry-leading dividend payout level and ongoing share repurchase activity. For 2015, share repurchases reduced the year-end outstanding share count to approximately 305 million shares. We are well on our way to achieve or exceed our goal to reduce outstanding shares to below $300 million by the end of 2017.

Overall, the corporation continued to excel in the attributes we most value: providing critical solutions to customers and returning value to stockholders.

Looking beyond 2015, our 2016 guidance outlined today results in increased sales, earnings per share, and growing cash from operations. The guidance includes the Sikorsky financials from the recently completed acquisition and also reflects the realignment of our information technology and technical services businesses. The guidance also assumes continuation of the results for the full year of 2016 from the information systems and global solutions business identified in our strategic review. We will adjust our financial outlook later this year when the disposition of IS&GS is completed.

Bruce will provide a detailed review of the guidance and assumptions in his comments and web charts.

I would like to briefly discuss the defense budget. Since we spoke last quarter, significant uncertainty was removed with the successful completion of a bipartisan agreement of the FY16 base DOD budget. The new budget reflects an annual increase of approximately $25 billion above the previously planned budget level and is also the first increase in annual DOD budgets since 2012. The budget is a recognition of increasing global security requirements and the need to allocate additional fiscal resources to respond to the threat environment.

A key element in the increased DOD budget is a double-digit annual percentage increase in the investment accounts that fund new equipment procurement and research and development activities. This strong funding increase will be used to address the acute need to replace aging equipment while ensuring development of key new technologies to respond to evolving security requirements facing domestic and international customers.

As part of the budget, we were pleased to see 11 additional F-35 aircraft added in the FY16 omnibus. This marked the first time in the history of the F-35 program that aircraft were added to the baseline request, demonstrating strong support for our largest program. We believe our portfolio of products and new technologies will line up very well with essential recapitalization actions in the areas of ballistic missile defense, tactical missiles, and rotary aircraft.

I would like to now turn to the two strategic actions we announced back in July. First, we were proud to welcome the Sikorsky team to Lockheed Martin with the successful closure of their acquisition on November 6. Together, we will build upon a legacy of innovation and performance that has shaped the history of aviation for more than a century.

This action advances our commitment to provide customers with affordable mission-ready solutions in rotary aircraft. Their inclusion will enable us to move forward with our goal to expand our business into the strategically important areas of helicopter production and sustainment.

Since the transaction closure, the combined team at Mission Systems and Training have hit the ground running. We are already seeing accelerated customer interest in both military and search and rescue opportunities emerging in the Middle East, Asia, and Eastern Europe. It is increasingly clear that we will be better together as we leverage our combined scale and serve as a technology leader at the forefront of vertical lift.

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JANUARY 26, 2016 / 04:00PM GMT, LMT - Q4 2015 Lockheed Martin Corp Earnings Call

I am enthusiastic about the opportunities for long-term value creation of this business as we move forward in providing essential products and solutions to customers around the world.

Turning to our second strategic item, as announced earlier today we completed the review of our information systems and global solutions businesses. That review culminated in our decision to separate and combine our IS&GS business with Leidos in a Reverse Morris Trust transaction. We are excited about this path forward and believe this is the best fit strategically and will be beneficial to the shareholders of both corporations.

This transaction is an important milestone in the portfolio-shaping strategy we announced last July and allows us to focus on our core business in aerospace and defense. The combination of our proven IT and technical services businesses with Leidos will create a more diversified competitor positioned for growth and future success, while unlocking value for our stockholders. This agreement aligns the IS&GS business with an industry leader in government IT and technical services and will create an enterprise capable of providing unparalleled solutions in industries ranging from national security to health and life sciences.

The complementary portfolios of both companies will create a diversified and balanced business mix with expanded domain expertise, increased advantages of scale efficiencies, and synergy opportunities. These benefits will be the foundation to create value for stockholders, customers, and employees.

One of the important goals in our strategic evaluation of the business was to ensure that the final decision provides a good cultural fit and home for IS&GS employees. It is my belief that employee morale and opportunities for their growth are key elements in the future success of every enterprise. Over the last few months during our many interactions with Leidos, we have come to know their management and culture and we are confident that this combination fully satisfies our employee goals.

Bruce will speak more about the financial aspects of the transaction and the projected timeline for closure in his remarks.

I would like to end my remarks with a few key operational highlights in the fourth quarter that enabled the corporation to finish the year on a very strong note. Starting with the F-35 Joint Strike Fighter we achieved our full-year delivery goal of 45 aircraft to domestic and international customers. This delivery level reflects our continuing ramp up in production on the program and is a 25% increase above prior-year deliveries.

For 2016, we are expecting additional production expansion, with planned deliveries increasing to 53 aircraft. The team also continued to retire key tasks on the F-35 development program as we look forward to completing remaining tasks in 2016 as the development phase winds down.

Switching to the C-130J airlifter, multiple highlights were achieved in the quarter, with delivery of the 2,500 aircraft and receipt of the multiyear to contract that extends the production line into late 2019. This contract was a portion of the $26 billion in total new contract awards we secured in the quarter and enabled achievement of a strong book-to-bill ratio for the full year of 2015.

We also made progress on growing our international sales content, which grew 6% above prior-year levels and expanding the international sales content to 21% of total corporate sales.

I will close by stating that 2015 was an exceptional year for our corporation and we implemented bold strategic actions to better position the business for operational and financial success. We secured record new business awards and cash generation, both central components to future corporate success and value creation. Looking forward, I am enthusiastic about the future contributions we can provide to customers and stockholders with our enhanced corporate posture.

I will now turn the call over to Bruce to review our financial performance in more detail, outline our 2016 financial guidance, and then we will open up the lines for your questions.

Bruce Tanner - Lockheed Martin Corporation - EVP & CFO

Thanks, Marillyn, and good morning, everyone. As I highlight our key financial accomplishments, please follow along with the web charts that we included with our earnings release today. Let’s begin with chart 3 and an overview of our results for the year.

Sales for the year were $46.1 billion, ahead of our expectations from when we spoke in the third quarter. Our segment operating margin was also better than expected, ending the year at 11.9%, and this enabled us to achieve earnings per share of $11.46 for the year.

Cash from operations for the year was our highest ever at $5.1 billion. We returned $5 billion of cash to our stockholders in the year, led by repurchasing 15.2 million shares for $3.1 billion. And we grew our backlog significantly to almost $100 billion for the integration of Sikorsky into the Corporation.

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JANUARY 26, 2016 / 04:00PM GMT, LMT - Q4 2015 Lockheed Martin Corp Earnings Call

We will cover all these items in more detail in the coming charts for what was an exceptional year in 2015.

On chart 4, we compare our sales and earnings per share for 2015 with our results in 2014. Sales were about $0.5 billion higher this year than last year, including the addition of about $400 million of sales from Sikorsky for the short period after the close in early November. Even without the Sikorsky sales, we were slightly higher than last year’s results and better than we had expected when we spoke in October as we had had higher volume in several business areas as we closed the year.

Earnings per share were $0.25 higher than last year at $11.46 for the full year and were also higher than the guidance we provided in October, driven by the increased sales volume and improve performance.

On chart 5 we will discuss our share repurchase activity. We repurchased 15.2 million shares in 2015, nearly 4 million shares more than in 2014, and that brought our shares outstanding at year-end to 305 million shares. This positions us well to achieve our goal of reducing share count below 300 million shares by the end of 2017.

At the end of 2015, we had around 4 million unexercised options, which is a significantly lower level than we had several years ago, and the announced transaction with Leidos creates the potential to reduce share count by up to 15 million shares upon closure later this year.

If you will turn to chart 6, we will review our cash returned to stockholders in 2015. Our cash from operations, as we said earlier, was $5.1 billion and, with about $900 million in capital expenditures in the year, we had $4.2 billion of free cash flow. With $1.9 billion in dividends, along with the $3.1 billion in share repurchases, we returned $5 billion to our stock holders in 2015, the highest amount in our history, and this represents 120% of our free cash flow for the year.

Chart 7 shows our backlog levels over the last five years. 2015 represents the fifth consecutive year that we’ve ended the year with more than $80 billion in backlog. Without the addition of Sikorsky’s backlog, 2015 would have still represented the highest backlog level in our history at more than $84 billion and with Sikorsky our backlog is nearly $100 billion.

On chart 8, we discuss our outlook for 2016. We are expecting sales to be in the range of $49.5 billion to $51 billion, and this range includes the realigned IS&GS business area for the entire year as it is our practice not to incorporate adjustments, such as our RMT transaction, until they have been consummated. I will provide more color on the sales ranges by business area in a couple charts.

Our outlook for segment operating profit is a range of $4.9 billion to $5.050 billion, and I will also show you the range by business area in a couple of charts. Our FAS/CAS adjustment is higher than we provided on the October call and I will discuss the reasons behind the increase on the next chart.

We expect our earnings per share will be between $11.45 and $11.75 for the year and our outlook from cash from operations is strong again this year at $5.3 billion, up from the $5 billion we projected in the October calls.

Chart 9 provides a reconciliation of the expected 2016 FAS/CAS adjustment that we discussed in October compared with our current guidance. We had an actuarial update to the mortality or longevity assumptions that reduced our longevity estimates and results in a lower FAS expense and increased the FAS/CAS benefit by $125 million.

Our prior assessment assumes a discount rate of 4.25 — our prior assumed discount rate of 4.25% increased at year-end to 4.375%, which resulted in a $60 million improvement in the FAS/CAS benefit. The actual return on our pension assets was a negative 2%, rather than the zero return we expected in October, which results in a $40 million reduction in the benefit. And with some minor adjustments which improved $20 million, we increased the FAS/CAS benefit for 2016 by $165 million to $975 million in total.

Chart 10 provides our sales and segment operating profit outlook by business area for the year and all but Aeronautics have been adjusted since we spoke in October to incorporate the addition of Sikorsky, the realignment of the heritage IS&GS business, or in the case of MST, both.

Overall, sales excluding Sikorsky will be roughly comparable to our level in 2015, although 2015 finished stronger than we had expected. And our segment operating profit and margin before the incorporation of Sikorsky is right in line with where we expected it to be when we spoke in October.

I want to draw your attention to MST and the incorporation of Sikorsky into that business area as we’ve made some significant adjustments to account for purchase accounting and integration, which we will discuss more on the next page.

Chart 11 captures the adjustments made to Sikorsky outlook for both sales and profit. Beginning with purchase accounting, the largest impact to profit is the incorporation of the non-cash intangible amortization associated with the acquisition, which lowers profit by approximately $230 million based on current projections, which can change as we finalize our purchase accounting analysis.

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JANUARY 26, 2016 / 04:00PM GMT, LMT - Q4 2015 Lockheed Martin Corp Earnings Call

And we impacted both sales and profit by what are called customer inventory rights. Essentially, this recognizes the portion of government contracts that were partially completed by Sikorsky before our purchase and for which Lockheed Martin can only recognize the sales and profit that has occurred since our ownership. This adjustment reduced the sales by $400 million and profit by $30 million and is weighted much more heavily in the first part of the year, as you would imagine. You will notice a similar sales reduction in 2015 described in our earnings release.

Costs to integrate Sikorsky into the Corporation along with the remaining costs to complete the restructuring actions announced by Sikorsky last year before our purchase amount to another $115 million reduction in profit this year. All told, these adjustments reduce sales by around $400 million and profit by $375 million in 2016.

If you will turn to chart 12, we will discuss the impacts of the transaction with Leidos that was announced this morning. Stockholders of Lockheed Martin will receive $5 billion of value for our contributed assets in a very tax efficient structure. Just to put some sizing to the tax benefits, we would have needed to sell the business for almost $7.7 billion to have created the same after-tax value as the transaction we announced.

At current valuations would receive the $5 billion in the form of $3.2 billion in equity from Leidos for 50.5% ownership in the newly-formed company and $1.8 billion from a special cash payment to Lockheed Martin. The $1.8 billion special cash payment is a fixed amount through closing, while the equity amount will vary with changes in the value of Leidos’s shares until closing.

Because this is structured as a stock split off, an additional benefit we would anticipate is a reduction in our share count of up to 15 million shares. In addition, Lockheed Martin stockholders who choose to participate in the split will also benefit from the synergies created by the new company, which are expected to be $120 million a year at steady-state. And because this is anticipated to be a stock split off, we expect to have a significant book gain of more than $1.5 billion at closure.

On chart 13, we show the expected high-level impact on some of our future financial measures after the IS&GS transaction is complete compared to what those results would have otherwise been had we retained the IS&GS business. We expect our sales growth rate will be higher on the new structure. GAAP earnings per share should be neutral to slightly positive as the share count reduction from the transaction more than offsets the lost operating profit from IS&GS.

Cash from operations is also expected to be higher as the increase in cash generation from Sikorsky offsets the lost cash generated by IS&GS. Return on invested capital should be higher at the transaction as a result of using the proceeds to reduce our invested capital base and we expect shares outstanding to be lower because of the stock split-off arrangement. At the end of the day we think the new organization better positions the Company for long-term growth.

Finally, on chart 14 we have our summary. 2015 really was an exceptional performance year, particularly given the strategic actions we undertook. We finished the year strong and we set up a very solid foundation for 2016. We continue to make cash deployment actions with our stockholders in mind and we believe that our portfolio-shaping actions have us well-positioned for future value creation.

With that, we are ready for your questions. Karen?

QUESTION AND ANSWER

Operator

(Operator Instructions) Rob Stallard, RBC Capital Markets.

Rob Stallard - RBC Capital Markets - Analyst

Thanks very much. Good morning. I think we would start with the F-35. Marillyn, you mentioned what your expectation was for 2016 deliveries of this aircraft. I was wondering what the cadence might be for the future years beyond that, given what we’ve seen in the FY16 budget and the export market, and when you might expect this program to move on to a fixed-price contract basis. Thank you.

Marillyn Hewson - Lockheed Martin Corporation - Chairman, President & CEO

Thanks for the question, Rob. Well, as we are looking at deliveries for 2016, it’s 53 deliveries, as I mentioned in my opening remarks. It will grow to roughly 59 or 60 in 2017 and then by 2018 we will be up to roughly 100 aircraft.

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JANUARY 26, 2016 / 04:00PM GMT, LMT - Q4 2015 Lockheed Martin Corp Earnings Call

And then beyond that — if you look out over those three years, it’s about 250 to 260 aircraft going forward. And so we really see that the program is getting much more stable as we continue to ramp up. The LRIP 11 is going to be the last LRIP where we will be a fixed-price incentive contract and then we move into production lot one and on. And that will likely be firm fixed-price.

Operator

Howard Rubel, Jefferies.

Howard Rubel - Jefferies - Analyst

Thank you very much. Bruce, with all the moving parts, would it be possible for you to provide a little bit of a walk between 2015 and 2016? For example, you have a couple of restructuring items last — this past year. You a benefit of an R&D tax credit that was offset and now in the upcoming year it won’t be offset.

So you kind of have flat earnings, but the reality is there’s some things that should improve as you go forward.

Bruce Tanner - Lockheed Martin Corporation - EVP & CFO

Thanks for the question, Howard. You hit that this is a very complicated quarter and a very complicated outlook for 2016 because of all the moving parts you just described.

We did have a restructuring event at the end of last year. You saw that; this was in our MST business. It amounts to about $67 million. Think of this as sort of rightsizing that business post the integration of Sikorsky into MST.

I also mentioned in the chart that shows the adjustments to Sikorsky that we are seeing some carryover, what I would call restructuring charges, from the actions that were taken that are Sikorsky in 2015 before ownership that are somewhat carrying over into 2016. Those don’t quite offset each other, but it’s pretty close.

As you said, we had the R&D tax credit that occurred at the end of 2015, which benefited us — it wasn’t in our outlook until it, literally, happened in the month of December. The good news about that is that’s now becoming permanent going forward, so because it is permanent, we’ve also assumed that in our 2016 outlook.

We had some deal closure costs that also hit 2015. Think of that as about roughly $0.09 a share or so. I think about $45 million collectively for those transaction costs. And then 2016 is where it gets complicated. We have got, as I said, the purchase accounting adjustments for Sikorsky, the integration costs for Sikorsky, so just a lot of moving pieces there.

It’s also important to note that as a result of the debt deal that we did to acquire Sikorsky, interest expense is somewhere on the magnitude of about $230 million or thereabouts, higher than it was in 2015. So I’ve hit I think most of the things that are changing that are between the years. Howard, there are probably a couple I left off, but I think those are the big drivers.

Operator

Hunter Keay, Wolfe Research.

Hunter Keay - Wolfe Research - Analyst

Good morning. Bruce, can you maybe follow-up on some of these, some of the math behind the Sikorsky? Can you maybe help us get a sense for what the actual underlying revenue number is for Sikorsky in 2016 and maybe think about helping us figure out sort of what MST margins would be on sort of a core apples-to-apples basis in 2016? And then maybe beyond that think about maybe a longer-term trajectory for how you can think about getting some efficiencies out of Sikorsky and maybe a little bit of a more stable sales environment on the oil and gas side longer term in that segment.

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JANUARY 26, 2016 / 04:00PM GMT, LMT - Q4 2015 Lockheed Martin Corp Earnings Call

Bruce Tanner - Lockheed Martin Corporation - EVP & CFO

All good questions, Hunter. Where should I begin? So Sikorsky — because of the adjustments that we’ve talked about for the customer inventory rights, I don’t think a lot of people necessarily had in their head that there’s about a $400 million reduction for sales that occurred before our ownership, if you will, that are carrying over into 2016. But that brings the sales down and profit down from what it otherwise could have been.

You should think of Sikorsky as being the roughly the same size as the realigned IS&GS. They are kind of both in the $5 billion range, if you want to put it in that perspective.

I think you asked about sort of apples-to-apples margins from MST before considering Sikorsky. That’s a little bit hard to do because, as you recall, and we talked about this in the opening remarks, the realignment of IS&GS really affects four of the five business areas. So if you put it just on the basis of what I call the heritage MST business before the incorporation of the portion of IS&GS that’s going into it starting this year, it’s margins are actually fairly comparable to what they were in 2015.

The IS&GS business — so think of this as the C4ISR business that was previously within IS&GS. That business coming in to MST is a little bit of a margin headwind so it brings it down a little bit. And then I think you talked about the prospects for Sikorsky going forward.

I think maybe the easiest way to talk about this — and I should say before I talk about the prospects going forward, we tried to capture all this. I know there’s a lot that I just said, but I think we provide some pretty good insight in our schedules in the press release that show the realignment to capture all the pieces I just walked through if it’s not clear by what I just said.

Sikorsky, I think the biggest change that we are seeing from when we announced this deal is the changes in sort of the OEM helicopter sales in the commercial marketplace, obviously driven by the oil and gas marketplace as we sit here today. So I think I had said at the July call that OEM sales for commercial helos had peaked at about roughly $1.5 billion. This doesn’t include the aftermarket sales which I will portion off to the side here, but just the pure helo sales is about $1.5 billion in 2014.

And what I said at the time was we thought — because of the oil and gas pressures, we thought 2016 would probably be half that number. As it turns out, our current outlook is probably half of that number. So think of that as roughly $375 million or so of commercial helo sales in the year 2016, which — and think of that also as being the highest margin products within the IS&GS portfolios, so that’s some of the pressure that we are seeing.

On the flip side, Hunter, what I will tell you is we are already seeing the benefits of some of the combination, particularly on the international military side — Marillyn talked about some of that in her opening remarks — and what I would characterize as sort of the paramilitary side, so think of that as things like Coast Guard, search and rescue, and border patrol fleets. And those are actually we think upside to the plan and upside to the business case, at least as we initially looked at that. But those prospects won’t impact 2016 and won’t, frankly, have much impact, even in 2017, if we are successful in closing on those.

Then the last thing I would close with, Hunter, is the cash prospects going forward we do expect to be much improved in terms of the current level of cash generated by Sikorsky going forward over the next few years. And you should think of that primarily as the transition from development programs where we are seeing lower margins, therefore, lower cash and some different terms associated with that to pure production programs that should be sort of normal cash-generating business just like they would be within Lockheed Martin.

Hopefully that covers the waterfront for you there, Hunter.

Operator

Rich Safran, Buckingham Research.

Rich Safran - Buckingham Research Group - Analyst

Marillyn, Bruce, a two-part question on logistics programs. Some time ago you had talked about assertions against the government for extra work done on the C-5 program. These are these over and above issues. Wanted to know if this is the year when you expect that to start to flow through and is that factored into your guide?

Second, on the C-130J program, congrats on the multiyear and extending production to 2019. Could you comment if you have the opportunity on that program to get to the same margins you currently have? I’m just getting — I was just looking to get a sense of how you see margins trending on the program. Thanks.

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JANUARY 26, 2016 / 04:00PM GMT, LMT - Q4 2015 Lockheed Martin Corp Earnings Call

Bruce Tanner - Lockheed Martin Corporation - EVP & CFO

I’ll take those two. We have talked about the C-5 program in the past and the fact that there were some what we thought were some over and above activities that we believe created some entitlements for some adjustments. We still believe that to be the case, but we have not factored that in our guidance for 2016.

I would love to say it’s going to happen this year, but I’m not sure I am that good at predicting the future. But we do think we still have entitlement there, so hopefully that helps with that question.

On the C-130 multiyear, thanks for the comment relative to getting that done and it’s good to have that program stretch out to 2019 now. You asked about do we have the same margin opportunity.

I’ve described this in other forums where you should think of new multi-years as sort of starting off at a lower initial profit recording rate than probably where we ended the current or older multiyear and contracts on the C-130 program. So we will see some, I will say, optically lower margins from a GAAP perspective because we are starting that program lower, but at the end of the day and sort of from an economic value perspective, we would expect the current multiyear program to have very similar economics and especially similar cash flows, even from day one, as the previous programs that we have completed.

So while a little bit of near term I will say EPS and margin pressure relative to what we have done on years past with prior C-130 deliveries, we think at the end of the day the economics for those two programs are comparable.

Operator

Cai von Rumohr, Cowen and Company.

Cai von Rumohr - Cowen and Company - Analyst

Yes, thank you very much and congratulations on the Leidos transaction. You report IS&G as part of your numbers that guides approximately $360 million of EBIT. They are saying it will be higher because they won’t have the pension, the corporate overhead, the home office costs.

How much of those costs, which look like they are about $100 million plus, are you able to basically cut now that — if and when you kind of get rid of IS&G in that transaction?

Bruce Tanner - Lockheed Martin Corporation - EVP & CFO

Cai, I’ll take that one on. You should think of the discussion and what was talked about from the Leidos point of view as this is more of an EBITDA comparison than the EBIT numbers, the segment EBIT actually that we are showing for IS&GS. So your numbers are right, as usual.

Think of it as about $360 million of segment EBIT from IS&GS this year. The first adjustment that’s made to that to get the EBITDA is obviously to take out the depreciation and amortization. You should think of those being collectively about $80 million, because we have some level of depreciation from the capital assets there but we also have the amortization from previous acquisitions within IS&GS.

And so that gets you to, what, about $440 million or so? The total EBITDA for this business going into Leidos, you should think of it as about in the $500-million-ish range. And the delta to go from what I just described, from the original EBITDA — segment EBIT plus the depreciation and amortization, there’s a lot of moving pieces to get to the top, but the biggest single is the elimination of the pension costs. We are repaying those assets and liabilities and, therefore, that cost reduction is what the other benefit is to get to roughly the $0.5 billion of EBITDA for IS&GS in the new structure.

Marillyn Hewson - Lockheed Martin Corporation - Chairman, President & CEO

Cai, thank you for your comments. We’re really excited about the transaction, so appreciate your congratulations.

Operator

George Shapiro, Shapiro Research.

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JANUARY 26, 2016 / 04:00PM GMT, LMT - Q4 2015 Lockheed Martin Corp Earnings Call

George Shapiro - Shapiro Research - Analyst

Good morning. Bruce, I wanted to — a couple of things here. With the $15 million share reduction at closing, that looks like it effectively offsets the dilution from IS&GS. And so when you go into 2017 with the lower shares, you get at least some profitability out of Sikorsky because this year it looks like maybe zero when you include all the amortization.

So why — you’re going to get some growth from the F-35 and you get some growth from the budget, so why won’t the GAAP EPS be higher rather than what you say, neutral to higher, in 2017 and beyond?

Bruce Tanner - Lockheed Martin Corporation - EVP & CFO

George, I think we’re — my fault. I probably confused people by the words I chose to use there. I’m not trying to give you an outlook of what 2017 looks like compared to 2016, so that’s not the way to view the words “neutral to higher.” It is what would 2017 and beyond look like now after IS&GS versus had we retained IS&GS?

And the words you said are exactly what I intended, which is — back to Cai’s comment — we’re losing think of it as $360 million of profit that you would expect to have a negative earnings-per-share impact. Because of this split-off arrangement and the expectation that we get 15 million shares back, plus the benefits potentially of the $1.8 billion in cash tax-free that we’ll be able to have enough share count reduction to offset the effects of that $360 million or actually maybe a little more than that.

And that’s all we’re intending. It was not intended to say we expect 2017 EPS to be neutral or higher. In fact, we expect 2017 to be higher than 2016 for all the reasons that you just said.

Operator

Seth Seifman, JPMorgan.

Seth Seifman - JPMorgan - Analyst

Thanks very much and good morning. I was wondering if you could talk a little bit about ULA and just quickly talk about what’s in there for 2016, but then also talk about your long-term plans. It would seem that that’s a market that’s coming under some pressure, as well as one where there is some competition. And whether there’s going to be any investment required there from Lockheed Martin at any point and just your plans for that market.

Bruce Tanner - Lockheed Martin Corporation - EVP & CFO

Yes, so really good question, Seth. This is something obviously — it’s a 50-50 joint venture with Boeing, so this is probably a question that was better answered from the two partners as opposed to a single partner.

We had some good things happen recently relative to the ability to procure the Russian RD-180 engines, and think of those as for the civil and commercial marketplace. That activity is very strong. We are seeing some benefits actually from the cargo — the CRS. I’ve lost track of what the acronym stands for; the crew resupply or cargo resupply mission where two of the three vehicles are currently slated to be launched by Atlas vehicles.

So that’s helping us. We have to bridge, we think, to get to the ability to develop an American engine, if you will, to replace the RD-180. Right now it is not our expectation that that will require contributions from the parents, but that’s something that we’ve got to work out sort of between our partner and the US government to ensure that.

As you know and as you’ve read, we have had some commercial development activity on the engine front and we’re watching that closely and see how that plays out. But you should not think of this as requiring large contributions from a developmental perspective to develop that engine going forward.

I think you also asked about the earnings in 2016 maybe compared to 2017. You should think of those maybe down a little bit, but actually fairly comparable year over year between what we had in 2015 and what we expect in 2016.

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JANUARY 26, 2016 / 04:00PM GMT, LMT - Q4 2015 Lockheed Martin Corp Earnings Call

Operator

Peter Arment, Sterne Agee.

Peter Arment - Sterne, Agee & Leach - Analyst

Good morning, Marillyn, Bruce. Bruce, I guess clarification back to Sikorsky. The long-term target on the synergies was $150 million when you originally announced the deal, but given some of the pressures on the energy side, some of the restructuring they announced, is that still a good number and what’s the timeline we should be thinking about that? Thanks, Bruce.

Bruce Tanner - Lockheed Martin Corporation - EVP & CFO

Peter, good question. That is still very much the plan and the expectation and that is the work that the MS team is doing now. Last year was sort of spent in the integration mode bringing Sikorsky on board and making sure everything can happen from the IT services to making payroll and the like.

2016 is very much focused on creating synergies and capturing those synergies. I had said in either the July or October call we thought we could have about a $150 million sort of steady-state run rate. That occurs probably in the 2018 timeframe.

Again, we are seeing a lot of the integration costs occurring in 2016 that has dampened that a bit, but the run rate is still what we expect. And as I have said I think on previous calls, we would expect sort of the retained portion of that run rate to go down a little bit over time as we give some portion of that back to our US government on the contracts. But at the same time we expect to start getting revenue synergies from the combination, some of which I talked about earlier in terms of the international military market that will maintain that $150 million synergy run rate going forward.

Operator

Rob Springarn, Credit Suisse.

Rob Springarn - Credit Suisse - Analyst

Good morning. Want to just take a high-level look at sales and I think you said that ex Sikorsky you’re kind of flattish for the year. And I guess there’s a 1% headwind here from IS&GS.

But perhaps you could talk at a high level about what’s happening in space and I guess core MST and I guess a little bit in MFC to drive sales down in a year that the budget is inflecting. Understanding that there is some lag there, but why we don’t see better growth in 2016.

And then one clarification, Bruce. On the 300 million share count, you don’t just get there by the RMT, but you are planning to continue to buy back stock with some consistency from what you did in 2015?

Bruce Tanner - Lockheed Martin Corporation - EVP & CFO

I will answer that first. We’re really, really close. It sort of depends on what you assume in terms of how the stock price is moving and so forth, but you should think of the RMT benefits from a share count exchange as just about getting us back to neutral. And we would expect again to use at least some portion of that $1.8 billion to make up the rest and maybe there’s some more on top of that.

Relative to — I think you asked about maybe three of the business areas — MST, Missile and Fire Control, and Space Systems — for what’s going on in 2016, maybe compared to 2015. I talked a little bit about this in the October call and really nothing has changed other than we have — again that we’ve moved pieces around because of the realignment of IS&GS.

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JANUARY 26, 2016 / 04:00PM GMT, LMT - Q4 2015 Lockheed Martin Corp Earnings Call

But at a very high level you should think of the Missile and Fire Control being lower than 2015. Again, we have realigned that business to remove the tech service business that was there, but sort of the core or heritage Missile and Fire Control is lower again because we expect lower what I would describe as in-theater demand for programs like the GMLRS, the ATACMS missile, Javelin, and some of the fire control programs.

And you should think of that as — again this is reflected a reduction in OCO funding for some of that in-theater activity that is very quick turn business to us. So even though we are talking about the procurement accounts going up, we don’t expect that to offset in 2016 for Missiles and Fire Control.

MST, the current outlook really makes for a hard comparison, so it’s got Sikorsky for the full year in 2016 versus less than two months in 2015. The heritage — I think I talked about this earlier. The heritage MST business has slight growth 2016 over 2015, which reflects the continuing ramp-up of some of the programs that were won in 2015 and for that matter 2014.

And the realigned C4ISR business that I talked about earlier from IS&GS is expected to have sales reductions from the 2015 level for that business that are probably comparable to what is currently shown for the realigned IS&GS business in total. So that’s sort of what is bringing the combined, if you will, MST without Sikorsky to the levels that we are seeing.

And then Space Systems. Space Systems is sort of a good news/bad news. A little bit lower funding for things like Orion and the fleet ballistic missile programs, but the main reason is because of lower government satellite activity in 2016 and 2015. That is a good news story because that says each incremental satellite that we are selling to the US government is costing less than the previous one. We are doing about the same volume in terms of numbers of satellites, but are programs through reduce costs are paying off and each one is subsequently cheaper. And that is what we are seeing within Space Systems.

Operator

Myles Walton, Deutsche Bank.

Myles Walton - Deutsche Bank - Analyst

Thanks, good morning. One clarification, if I could, Bruce, on the purchase accounting; just what the trend line looks like into 2017 and 2018 of Sikorsky.

But on the real question, cash flow utilization in 2016, it sounds like maybe some of this is implied to go to debt paydown or reduction. Otherwise, it looks like you are building up your net cash balance or you could do repurchase that is well in excess of the $1.8 billion. Obviously that’s the dividend you are getting back. It sounds like otherwise it is a pretty wholesome debt paydown or a lot of optionality on — for the repurchase. Where is your thinking on that?

Bruce Tanner - Lockheed Martin Corporation - EVP & CFO

Myles, you should think — we have about — it’s not quite, but a little less than $1 billion. I think it’s $945-ish-million of debt where the maturity is coming up this year in two different tranches. So we’re going to pay that debt down. Think of that as about, again, roughly a little bit less than $1 billion use of cash.

The trend on purchase accounting going forward, the customer lean rights that we talked about, those are essentially through at the end of 2016. In fact, I think they end up in the third quarter of this year, so even the fourth quarter is clean from sort of the reduction associated with that. And that is both on the sales and the profit.

So the only one that will sort of carryover year over year is the intangible amortization. Again, as I said in my opening remarks, that’s kind of subject to a little bit of bouncing around between now and about a year after closure as those purchase accounting adjustments net out, but we think right now it’s about $230 million a year.

Operator

Ron Epstein, Bank of America Merrill Lynch.

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JANUARY 26, 2016 / 04:00PM GMT, LMT - Q4 2015 Lockheed Martin Corp Earnings Call

Ron Epstein - BofA Merrill Lynch - Analyst

Good morning. Just maybe a big picture question for Marillyn. When we think about Sikorsky, what do you think Lockheed can do with Sikorsky that United Technologies couldn’t? What do you guys bring to that party that it was being starved of or whatever? How do you really create a lot of value with this thing that wasn’t being created before?

Marillyn Hewson - Lockheed Martin Corporation - Chairman, President & CEO

Well, thanks for the question, Ron. If you look at how Sikorsky aligns with our portfolio, we’ve been doing business with Sikorsky for the past 40 years with the mission systems that we put in place into the platform. So right off the bat with that opportunity we think that we’ve got some opportunities in cycle time reduction and some synergies that come with that.

And then in addition to that, that’s our customer base. Where we sell Sikorsky is the same customer base where we are selling the balance of our portfolio. It broadens our opportunity, both in the domestic and the international marketplace. It just gives us a broader opportunity to sell into those marketplaces, so I see that as an opportunity.

And then we have now excellent expertise in doing business with the Department of Defense and with other governments around the world. And the work that we do in our international business development, what we do with our government affairs here in the US, we believe we can make that piece of business better by bringing it into Lockheed Martin. It’s an area that we bring expertise and capability in that again allows us to do that.

Our customer relationships, our understanding of doing business with the US government, our understanding of doing business around the world, is what we bring to that. We also, I think, understand government contracting to a great extent and we bring the expertise of our folks to that arena. So a lot of areas of synergy and a lot of that is represented in some other things that Bruce was talking about in terms of both cost and revenue synergies, the run rate synergies that we have in that sense.

And then, Bruce, if you want to add anything along that line.

Bruce Tanner - Lockheed Martin Corporation - EVP & CFO

I think the other thing that we bring is maybe a little different focus on especially I will say the negotiation of government contracts, at least as we looked at that. Some of the terms and conditions; I think we will do some different ones going forward, especially as they relate to cash. And so I would like to think that going forward will be a stronger cash generator under our ownership than what it was previously.

In doing that I don’t think there’s any sort of difficult to do things. It’s just sort of getting them — them in this case being Sikorsky — in parallel to what we do with all the other businesses within Lockheed Martin. We know the game plan, we know the playbook; we just have to sort of execute it with Sikorsky.

Marillyn Hewson - Lockheed Martin Corporation - Chairman, President & CEO

The only other thing I would add is, as I said in the past, we align well with them in terms of focus on innovation and technology. We’re always looking beyond today and that — the rotary wing area is one that is in great demand and one that we want to continue to invest in the research and development to bring better and new innovation to those platforms.

Operator

Sam Pearlstein, Wells Fargo.

Sam Pearlstein - Wells Fargo Securities - Analyst

Good morning. I was wondering if you could talk a little bit about what is happening in the international markets right now; have you seen any slowdown from the Mid East? And key awards to watch this year. Then, Bruce, do you expect to have a relatively flat backlog or should we start to see you eat into that a little bit this year?

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JANUARY 26, 2016 / 04:00PM GMT, LMT - Q4 2015 Lockheed Martin Corp Earnings Call

Marillyn Hewson - Lockheed Martin Corporation - Chairman, President & CEO

Well, let me just pick up on the international interest. We continue to have growing international interest for our programs, particularly in the area of missile defense, in the Middle East and Asia Pacific and even in Europe, where Germany has selected MEADS as their missile defense capability and Aegis Ashore, so that is an expanding demand. We continue to see that.

With some of the current conflict in the Middle East we are seeing some of our munitions and things of that nature that there’s a continued desire for our targeting pods and other things that they need in the current conflict.

F-35, on the international front it will continue to ramp up. There’s a strong interest growth in those sales. In fact, in the next five years about 50% of the orders will come from an international marketplace.

And then, I know that there is a lot of interest in terms of oil prices. We are not seeing a lot of pull back on expenditures on national security. Certainly oil prices affect our sale of commercial rotary wing, but in the balance of our business, while it does put some pressure on budgets in the countries that are buying natural security assets and things that they need to protect their citizens, the choices that they are making are cutting in other areas so that they can protect their citizens. And so we’re not seeing a big damper on that.

It may mean some things that will slip out a little bit or they might reduce the volume on the near term, but they are still going to buy the products and capabilities and technologies they need to enable them to protect their citizens and to deal with their security issues.

Bruce Tanner - Lockheed Martin Corporation - EVP & CFO

Sam, on the question relative to backlog and would it be flat, short answer is no. We would expect to see a reduction by the end of this year and you should really think of that as coming primarily from two business areas.

MST will have — when I say down, we are talking probably somewhere less than $5 billion, down maybe $4 billion, and probably half or so of that is MST, the bulk of which of that is for Sikorsky. As you might expect, we’re having sales that are coming out of backlog from prior years, orders that are not being replaced because of — particularly the commercial business I talked about earlier with new orders.

Second one is space. Also down about a pretty — about half that number as well and that’s just the timing of orders. We had some very good orders in the past few years that are playing out the sales and we don’t have quite the size, including the Orion order a few years back. We are not seeing those orders replicated; they are translating into sales as we speak here.

So the big orders for watching this year not a lot of — frankly, not a lot of large competitive orders that we are chasing this year. The biggest orders we are looking for are some of the follow-on F-35 orders, in particular Lot 10 and the finalization of Lot 9 and a lot of the ancillary contracts that go with both of those LRIPs. So that’s a big chunk of it.

The biggest single international order that we are watching probably is a THAAD order with Qatar. We have other are missile defense programs kind of scattered throughout the region, but not nearly at the same size as we are seeing in Qatar. But that’s the driver of the biggest international orders prospects as we see 2016.

Jerry Kircher - Lockheed Martin Corporation - VP, IR

This is Jerry. I think we’ve got time for one more question.

Operator

Joe DeNardi, Stifel.

Joe DeNardi - Stifel Nicolaus - Analyst

Thanks for squeezing me in. Bruce, just on Aeronautics margins going forward, can you just talk about, given the booking rate increases you’ve had an F-35, how dilutive to segment margins is that program? And when is inflection point for margins within that segment? Then just directionally, how should we think about FAS/CAS in 2017 at this point?

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JANUARY 26, 2016 / 04:00PM GMT, LMT - Q4 2015 Lockheed Martin Corp Earnings Call

Bruce Tanner - Lockheed Martin Corporation - EVP & CFO

Joe, let me try to capture those and my thoughts on that. Aeronautics margin; as I said on the October call, there’s really two reasons for that that are driving them below 2015. The first one being, as I call it, the dilutive effect of the F-35 program. Even though the margins on F-35 are increasing year over year, they are still lower than the overall composite rate for Aeronautics and that’s bringing the rate down slightly.

The other reason primarily was the C-130 impact that I think Rich was talking about relative to sort of the conversion of older C-130 contracts and now booking sales under our new multiyear. Again, economically I don’t see a lot of difference between the two, but from sort of a GAAP reporting perspective we will expect to have a lower starting margin on the new multiyear than the ending margin on the previously negotiated C-130 contracts. And those two are what are bringing down the margins of Aeronautics in 2016 compared to 2015.

I do think — I think you asked about what’s the prospects going forward. I think 2016 is sort of the bottom point, if that makes sense, relative to margins of aeronautics. And we would expect to see slow improvements going forward every year, primarily as we see sort of getting to, I will say, an ordinary production program on the F-35 program starts to take effect as well as the inevitable increases on C-130 because we are starting off at a lower booking rate that we are right now.

I think you asked about 2017 FAS/CAS. I would expect it to be — look, I always hesitate to talk about next year. There’s so many moving pieces in FAS/CAS, but if we were — current course and speed is always the way I like to describe. We are about $975 million today. It’s probably in the $450 million higher next year if we were to strike a line today, but obviously a lot of things can change between now and the end of the year.

Marillyn Hewson - Lockheed Martin Corporation - Chairman, President & CEO

Let me just wrap up the call for today and summarize the year and how we’re looking at the business going forward. I want to end by reiterating that the Corporation completed an extraordinary 2015 strategically and financially. And the performance of our team continues at a very high level, even amid our bold strategic actions that we took to position the business for future growth.

As we are looking into 2016, our record backlog, coupled with increasing DOD budget, has the corporation positioned for a bright future of top-line growth and increasing cash flows. Through the focus, dedication, and integrity we continue to deliver on our commitments to customers and stockholders.

Again, thank you for joining us on the call today. We look forward to speaking with you in our next earnings call in April. Karen, that concludes our call today.

Operator

Thank you. Ladies and gentlemen, thank you for your participation in today’s conference. This does conclude the program and you may now log off and disconnect. Everyone, have a good day.

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Cautionary Statement Regarding Forward Looking Statements

The forward looking statements contained in this document involve risks and uncertainties that may affect Lockheed Martin Corporation’s (“Lockheed Martin”) and Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of either company will be realized. This document also contains statements about Lockheed Martin’s agreement to separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Lockheed Martin’s or Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Lockheed Martin’s or Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Lockheed Martin and Leidos’ filings with the SEC, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Lockheed Martin’s annual report on Form 10-K for the year ended December 31, 2014 and in Leidos’ annual report on Form 10-K for the year ended January 30, 2015, and in their quarterly reports on Form 10-Q which are available on the respective companies websites at http://www.Leidos.com (Leidos) and http://www.lockheedmartin.com (Lockheed Martin) and at the SEC’s web site at http://www.sec.gov. Neither Lockheed Martin nor Leidos assumes any obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the transaction (“Spinco”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and Leidos will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from the respective companies websites at http://www.Leidos.com (Leidos) and http://www.lockheedmartin.com (Lockheed Martin).

This communication is not a solicitation of a proxy from any investor or security holder. However, Leidos, Lockheed Martin, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of Leidos in respect of the proposed transaction under the rules of the SEC. Information regarding Leidos’ directors and executive officers is available in Leidos’ 2014 Annual Report on Form 10-K filed with the SEC on March 25, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on April 17, 2015. Information regarding Lockheed Martin’s directors and executive officers is available in Lockheed Martin’s 2014 Annual Report on Form 10-K filed with the SEC on February 9, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on March 13, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.